

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 25, 2008

Mr. Wilson Kin Cheung
President
Market Data Consultants Inc.
Rm 2213-14, 22nd Floor
Jardine House
1 Connaught Place,
Central, Hong Kong

> **Re: Market Data Consultants Inc.**
> **Form 10-KSB for the fiscal year ended February 28, 2007**
> **File No. 0-52009**

Dear Mr. Cheung:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief

cc: G. Joiner, Esq. (by facsimile)